As filed with the Securities and Exchange Commission on March 26, 2021

Securities Act File No. 333-254678

Investment Company Act File No. 811-23440

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1

and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 7

Nuveen Municipal Credit Opportunities Fund

Exact Name of Registrant as Specified in Declaration of Trust

333 West Wacker Drive, Chicago, Illinois 60606

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(800) 257-8787

Registrant’s Telephone Number, including Area Code

Mark L. Winget

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service.

Copies of Communications to:

Thomas S. Harman

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, D.C. 20004

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☒ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c), or as follows:

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 254678.

Check each box that appropriately characterizes the Registrant:

☒ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☒ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐ If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-254678) of Nuveen Municipal Credit Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

1

PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements:

Contained in Part A:

Financial Highlights for the Nuveen Municipal Credit Opportunities Fund (the “Fund” or the “Registrant”) for the fiscal year ended October 31, 2020 and for the fiscal period September 16, 2019 (commencement of operations) through October 31, 2019.

Contained in Part B:

Financial Statements are incorporated in Part B by reference to the Registrant’s Registrant’s October 31, 2020 Annual Report (audited) on Form N-CSR as filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0001821268-21-000011 on January 7, 2021.

2.	Exhibits:

a.1	Declaration of Trust of Registrant, dated April 18, 2019. Filed on April 26, 2019 as Exhibit a. with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

a.2	Declaration of Trust, amended and restated as of August 7, 2019. Filed on August 19, 2019 as Exhibit a.2 with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

b.

Amended and Restated By-Laws of Registrant, dated October 5, 2020. Filed on March 24, 2021 as Exhibit b to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

c.	None.

d.	None.

e.	Terms and Conditions of the Automatic Dividend Reinvestment Plan. Filed on August 19, 2019 as Exhibit e. with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

f.	None.

g.1	Investment Management Agreement between the Registrant and Nuveen Fund Advisors, LLC, dated August 8, 2019. Filed on August 19, 2019 as Exhibit g.1 with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

g.2	Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Nuveen Asset Management LLC, dated August 8, 2019. Filed on August 19, 2019 as Exhibit g.2 with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

h.1	Distribution Agreement Relating to At-the-Market offerings between the Registrant and Nuveen Securities, LLC is filed herewith.

h.2	Dealer Agreement Relating to At-the-Market offerings between Nuveen Securities, LLC and UBS Securities LLC is filed herewith.

i.	Restated Nuveen Open-End and Closed-End Funds Deferred Compensation Plan for Independent Directors and Trustees, effective as of May 8, 2020. Filed on March 24, 2021 as Exhibit i to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

j.1	Amended and Restated Master Custodian Agreement between the Nuveen Investment Companies and State Street Bank and Trust Company, dated July 15, 2015. Filed on July 25, 2019 as Exhibit j.1 with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

j.2	Amendment and revised Appendix A to Custodian Agreement, dated July 31, 2020. Filed on March 24, 2021 as Exhibit j.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

k.1	Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. Filed on July 25, 2019 as Exhibit k.1 with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

k.2

First Amendment and updated Schedule A, dated September 7, 2017, to the Transfer Agency and Service Agreement between the Registrant and Computershare Inc. and Computershare Trust Company, N.A., dated June 15, 2017. Filed on March 24, 2021 as Exhibit k.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

k.3	Second Amendment and updated Schedule A, dated February 26, 2018, to the Transfer Agency and Service Agreement between the Registrant and Computershare Inc. and Computershare Trust Company, N.A., dated June 15, 2017. Filed on March 24, 2021 as Exhibit k.3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

k.4	Third Amendment, dated May 11, 2020, to the Transfer Agency and Service Agreement dated June 15, 2017 between the Registrant and Computershare Inc. and Computershare Trust Company, N.A. Filed on March 24, 2021 as Exhibit k.4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

l.1	Consent of Morgan, Lewis & Bockius LLP. Filed on March 24, 2021 as Exhibit l.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

l.2	Opinion of Morgan, Lewis & Bockius LLP. Filed on March 24, 2021 as Exhibit l.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

m.	Not applicable.

n.	None.

o.	Not applicable.

p.	Subscription Agreement, dated July 18, 2019, between the Registrant and Nuveen Fund Advisors, LLC. Filed on July 25, 2019 as Exhibit p. with Registrant’s Registration Statement on Form N-2 (File No. 333-231036) and incorporated herein by reference.

q.	Not applicable.

r.1	Code of Ethics and Reporting Requirements of Nuveen (including affiliated entities) and the Nuveen Funds, as amended August 13, 2020. Filed on March 24, 2021 as Exhibit r.1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

r.2	Code of Ethics for the Independent Trustees of the Nuveen Funds, as last amended May 23, 2019. Filed on March 24, 2021 as Exhibit r.2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

s.

Powers of Attorney for Mses. Stockdale, Stone and Wolff and Messrs. Toth, Evans, Hunter, Moschner, Nelson, Young and Thornton. Filed on March 24, 2021 as Exhibit s to the Registrant’s Registration Statement on Form N-2 (File No. 333-254678) and incorporated herein by reference.

Item 26: Marketing Arrangements

See relevant Sections of the Distribution Agreement Relating to At-the Market offerings and Dealer Agreement Relating to At-the-Market offerings, to be filed as Exhibits h.1 and h.2, respectively, to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution.

Printing and Engraving Fees	$60,000
Legal Fees	$100,000
Accounting Fees	$5,500
Financial Industry Regulatory Authority Fees	$14,000
Stock Exchange Listing Fees	$24,825
Securities and Exchange Commission Registration Fees	$9,819
Miscellaneous Fees	$5,856

$220,000

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29: Number of Holders of Securities

As of February 28, 2021

Title of Class	Number of Record Holders
Common Shares, $0.01 par value	11,648
Preferred Shares, $0.01 par value	3
Total	11,651

Item 30: Indemnification

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by joint errors and omissions insurance policies against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, subject to such policies’ coverage limits, exclusions and deductibles.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser and Sub-Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the directors and officers of Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), the Fund’s investment adviser, who serve as officers or Trustees of the Registrant have engaged during the last two years for his or her account or in the capacity of director, officer, employee, partner or trustee appears under “Management” in the Statement of Additional Information. Such information for the remaining senior officers appears below:

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years
Oluseun Salami, Executive Vice President and Chief Financial Officer

Director (since 2020) NIS/R&T, Inc.; Senior Vice President and Chief Financial Officer, Nuveen Alternative Advisors LLC (since 2020), Nuveen, LLC (since 2020), Teachers Advisors, LLC (since 2020), TIAA-CREF Asset Management LLC (since 2020) and TIAA-CREF Investment Management, LLC (since 2020); Senior Vice President, Chief Financial Officer, Business Finance and Planning (since 2020) Chief Accounting Officer (2019), Senior Vice President, Corporate Controller (2018-2020), Teachers Insurance and Annuity Association of America, Senior Vice President, Corporate Controller, College Retirement Equities Fund, TIAA Board of Overseers, TIAA Separate Account VA-1, TIAA-CREF Funds, TIAA-CREF Life Funds (2018-2020).

Name and Position with Nuveen Fund Advisors	Other Business, Profession, Vocation or Employment During Past Two Years

Megan Sendlak, Managing Director and Controller	Managing Director and Controller (since 2020) of Nuveen Alternatives Advisors LLC, Nuveen Asset Management, LLC, Nuveen Investments, Inc., Teachers Advisors, LLC and TIAA-CREF Investment Management, LLC; Managing Director and Controller (since 2020), formerly, Vice President and Corporate Accounting Director (2018-2020) of Nuveen, LLC; Vice President and Assistant Controller (since 2019) of NIS/R&T, INC., NWQ Investment Management Company, LLC and Santa Barbara Asset Management, LLC.

Michael A. Perry, Executive Vice President	Co-Chief Executive Officer (since April 2019), formerly, Executive Vice President (2017-2019); formerly, Managing Director (2015-2017) of Nuveen Securities; and Executive Vice President (since 2017) of Nuveen Alternative Investments, LLC.

Erik Mogavero, Managing Director and Chief Compliance Officer

Formerly employed by Deutsche Bank (2013-2017) as Managing Director, Head of Asset Management and Wealth Management Compliance for the Americas region and Chief Compliance Officer of Deutsche Investment Management Americas.

Nuveen Asset Management, LLC (“Nuveen Asset Management”) serves as investment sub-adviser to the Registrant and also serves as investment sub-adviser to other open-end and closed-end funds and investment adviser to separately managed accounts. The following is a list of the remaining senior officers of Nuveen Asset Management. The principal business address of each person is 333 West Wacker Drive, Chicago, Illinois 60606.

Name and Position with Nuveen Asset Management	Other Business, Profession, Vocation or Employment During Past Two Years
William T. Huffman, President	None

Stuart J. Cohen, Managing Director and Head of Legal	Managing Director and Assistant Secretary (since 2002) of Nuveen Securities, LLC; Managing Director (since 2007) and Assistant Secretary (since 2003) of Nuveen Fund Advisors, LLC.

Travis M. Pauley, Managing Director and Chief Compliance Officer	Regional Head of Compliance and Regulatory Legal (2013-2020) of AXA Investment Managers.

Megan Sendlak, Managing Director and Controller	Managing Director and Controller (since 2020) of Nuveen Alternatives Advisors LLC, Nuveen Investments, Inc., Nuveen Fund Advisors, LLC, Teachers Advisors, LLC and TIAA-CREF Investment Management, LLC; Managing Director and Controller (since 2020), formerly, Vice President and Corporate Accounting Director (2018-2020) of Nuveen, LLC; Vice President and Assistant Controller (since 2019) of NIS/R&T, INC., NWQ Investment Management Company, LLC and Santa Barbara Asset Management, LLC.

Item 32: Location of Accounts and Records

Nuveen Fund Advisors, 333 West Wacker Drive, Chicago, Illinois 60606, maintains the Declaration of Trust, By-laws, minutes of Trustees’ and shareholders’ meetings and contracts of the Registrant and all advisory material of the investment adviser. Nuveen Asset Management, 333 West Wacker Drive, Chicago, Illinois 60606, as sub-adviser, may also hold certain accounts and records of the Registrant.

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, maintains all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records not maintained by Nuveen Fund Advisors and Nuveen Asset Management.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a. Not applicable.

b. that, for the purpose of determining any liability under the Securities Act, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d. that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424 under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

a. for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b. for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Chicago, and State of Illinois, on the 26th day of March, 2021.

NUVEEN MUNICIPAL CREDIT OPPORTUNITIES FUND

/S/ MARK L. WINGET
Mark L. Winget, Vice President and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ E. Scott Wickerham E. Scott Wickerham	Vice President and Controller (principal financial and accounting officer)	March 26, 2021

/s/ David J. Lamb David J. Lamb	Chief Administrative Officer (principal executive officer)	March 26, 2021

Terence J. Toth*	Chairman of the Board and Trustee

Jack B. Evans*	Trustee

William C. Hunter*	Trustee

Albin F. Moschner*	Trustee

John K. Nelson*	Trustee

Judith M. Stockdale*	Trustee

Carole E. Stone*	Trustee

Matthew Thornton III*	Trustee

Margaret L. Wolff*	Trustee

Robert L. Young*	Trustee

By:

         /s/ Mark L. Winget

         Mark L. Winget,

         Attorney-in-Fact

*

The powers of attorney authorizing Mark L. Winget, among others, to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and filed as Exhibit s. and incorporated herein by reference.